January 7, 2008

Ibolya Ignat

Mail Stop 6010

SEC

Division of Corporation Finance

Washington, DC  20549

Re:

GeneThera, Inc. File No. 000-27237

Dear Ms. Ignat,

The new comments regarding our previously Form 8K filed and amended for the second time as per your request(s) on November 13, 2007 and November 30, 2007.  Below are our replies to your comments:

1)

The one who noticed the discrepancies was our auditor; Tom Jaspers from Jaspers + Hall, P.C. Management noticed it after the auditor pinpointed the errors.

2)

We were advised by our auditors. Our independent accountant made the corrections on behalf of our company. Management was involved as well. The date was the time we filed the original 8K. The auditor noticed it and asked us to file an 8K before we filed our third 10Q.

3)

The documentation from our auditor is attached as Exhibit One. I reminded the auditor this was yet another letter (the third one) from a different angle for the same comments.

4)

We already filed the 10KSB/A 2005. Please check our filings. It was done the same day as the 8K/A filing on November 30, 2007.

5)

Our Company is responsible for the adequacy and accuracy of the disclosure in our filings. We are not agreeable with your comments, but we are happy to provide whatever is needed so we can stop confusing our shareholders and prospective investors. We receive emails from concerned shareholders asking why the SEC is asking the same question every single time we file an amended 8K. I told them to contact you directly.

Cordially,

Tannya L. Irizarry

Chief Administrative Officer

Chief Financial Officer (Interim)

TLI

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